Athleta-Ed.com

Software | Technology | Main Street | Social Impact | Education

Business Education Through the Lens of Sports

ATHLETA-ED.COM HUNTINGTON BEACH CALIFORNIA



Business Through the Lens of Sports™



Huge market opportunity and huge potential for social impact. To be one of the leaders in the future of education and the future of work. To teach better.

Hany Syed Co-Founder and Chief Executive Officer @ Athleta-Ed.com

Why you may want to support us...

1. Unique business model and IP within ed-tech that will drive value and learning outcomes
2. A world-class team in higher education, global sports, and technology
3. First accredited online undergraduate course by a top-20 ranked business-school (UCLA Anderson)

Why investors ❤ us

WE'VE RAISED $390,479 SINCE OUR FOUNDING

1) This is the first online accredited undergraduate course by a top-20 ranked business school; 2) Led by a world-class team; and 3) represents a Unique opportunity to leverage my networks in global sports and entertainment at a pivotal time for online education. Hany Syed, Athleta -Ed's founder is a visionary that has built a strong team and established important relationships at UCLA Anderson School and other top-flight universities.

Charles Baker Co-chair Sports Industry

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $50,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Hany Syed

Co-Founder and Chief Executive Officer

Launched Athleta-Ed after a successful career as a thought leader in education (global private equity and venture capital)



Dr. Andrew Shogan

Co-Founder and Chief Academic Officer

40+ years as Professor and 18 years as Associate Dean of Instruction at Haas School of Business (UC Berkeley). Haas Page: https://haas.berkeley.edu/faculty/shogan-andrew/



Russell Ramesh

Co-Founder and Chief Digital Officer

Executive leadership in major ed-tech solutions provider. Led $M+ projects for elite global universities and major ed-tech companies and publishers. Member of Education Advisory Committee from 2017-19 for President Trump and Secretary DeVos.

Downloads

Athleta-Ed Pitch Deck 8-15-20 .pdf

Business Through the Lens of Sports



Hany Syed started with a simple idea: that there must be a lot of people who were just like him - professionals who would love to put their skills to work in the sports industry. As a private equity professional with a focus on the education sector, Hany had the network and the expertise to pursue this opportunity further. At the end of 2017, he approached one of his friends: Dr. Andrew Shogan, a longtime professor at the UC Berkeley Haas School of Business. As one of the first in his family to obtain a college degree through a football scholarship at Princeton, Andy personally experienced the life-changing power of sports and education. Hany and Andy began to rack their brains for how they might begin to bring sports into the world of education.

Two years later, they launched **the first accredited fully online undergraduate course by a top-20 ranked business school.**

First Aha! Moment


1

The first thing we realized when we put our heads together **was that there was a great opportunity for financial and social impact at the undergraduate level**. Athleta-Ed would have a simple mission: to leverage sports to create more compelling content for core business school courses. Think of *Accounting taught with the financials of the Green Bay Packers or Entrepreneurship taught with the VC investments of Kevin Durant.* Additionally, through sports, Athleta-Ed could drive academic partnerships at top-ranked universities with major athletic programs. We could not only reach student-athletes seeking to extend their sports careers beyond college **but the much larger market opportunity of undergraduate students interested in business generally and students interested in making careers in the sports industry more specifically**.

We set out to speak with colleagues from Haas and other top business schools, ed-tech executives, and friends that had access to the sports industry. Our early conversations were encouraging, to say the least. The potential value for student-athletes was a major factor driving the initial interest from business schools. The issue wasn't that students like Hany couldn't take undergraduate courses in business when he was at Berkeley but rather that former student-athletes like Jason Kidd, Aaron Rodgers, Marshawn Lynch, Jalen Brown, and Jared Goff could not take courses that would be relevant to their future lives. The same problem exists for students (**athletes and non-athletes**) at top-ranked universities throughout the country. Enrollment in undergraduate business courses is highly competitive at universities such as Michigan, Texas, USC, and Notre Dame and essentially not possible at all at universities such as Stanford, Duke, Northwestern, Vanderbilt, and UCLA that do not offer majors in business. Through the initial research, it became clear that **Athleta-Ed could solve for the limited access to undergraduate business courses at the best universities in the country**. More specifically, we could do this by developing academic partnerships with the support of university athletic departments and business schools that were concerned about the limited business and financial education available to student-athletes.

With the initial thesis, we started pitching sports leaders as possible early investors and advisors.

Early Validation

In early 2018, we launched our first pilot course with UCLA's Anderson School of Management, by leveraging a longstanding relationship with leadership at UCLA Anderson. We created a hybrid course (**online and in-person**) where both in-class and remote students enrolled in the same course. For that first course, UCLA Anderson had major sports industry leaders as guest speakers:


Guest Lecturers for Pilot Course with UCLA Anderson
DeMaurice Smith
Executive Director, NFLPA
Charles Baker
Co-Chair of Sports Industry Group, O'Melveny & Myers
Leigh Steinberg
Founder, Steinberg Sports & Entertainment
Ned Colletti
Former MLB General Manager, Dodgers & Cubs
Akshay K. Khanna
Head of Partnerships for NFL, NBA & NHL, StubHub
Luc Robitaille
President, LA Kings

With the announcement of the UCLA Anderson partnership, Athleta-Ed brought on prominent investors and advisors that have access to the highest levels in global sports. **Collectively, our very deep bench of investors and advisors have 100+ years in leadership in sports, education, and tech**. One of our early advisors, Russell Ramesh, was so excited about the opportunity he decided to get involved operationally. **After working with Hany and Andy for several months, Russell's role grew to the point where he joined Athleta-Ed as a co-founder in November 2019**. Russell is a leading ed-tech executive with over a decade of leadership experience managing a global team and was responsible for multi-year, multi-million dollar projects for elite global universities and leading ed-tech companies.

Second Aha! Moment


2

Even though it would be fair to call Hany, Andy, and Russell sports nerds, **they were not experts in the early days of Athleta-Ed on the inner workings of college athletic departments or the sheer scope of college sports:**

- **500,000** NCAA Athletes

- **2,000,000** students who participate in club sports

- **=12.5%** of total undergraduate students

While student-athletes are not a primary market, they are a large segment, which Athleta-Ed has unique access to. **This access creates superior unit economics compared to current ed-tech market leaders.**

Finalizing the Business Model

Through its successful Pilot, Athleta-Ed finalized an agreement with UCLA Anderson as its Foundational Academic Partner. The company has since offered two more successful summer courses, in 2019 and 2020. Athleta-Ed has two primary areas of the business:

- **B2B2C ->** Accredited online undergraduate courses in partnership with universites, such as those offered through UCLA

- **B2BC ->** Direct to consumers for professional studies / ed-tech / vocational in partnership with sports industry leaders

Validation of Unique Ed-Tech Product and Service Offering


PRODUCTS & SERVICES
ONLINE COURSE IN A BOX
Syllabus: Core undergraduate business courses through the lens of sports™
Digital Video Textbooks: High production-value videos created by faculty at top universities and sports industry leaders
Guest Speakers: Prominent sports industry leaders for live online discussions
SPORTS BUSINESS PLATFORM
LinkedIn for Sports: Sports business communities created around each core undergraduate course
UCLAAnderson
SCHOOL of MANAGEMENT

CORE PRODUCT - DIGITAL VIDEO TEXTBOOK
TARGETING BUSINESS SCHOOLS INITIALLY

- High production value videos licensed to universities

- Core business topics presented by faculty from top-ranked universities and sports leaders with teaching experience

- Supported by **Industry Insights** (live Guest Speakers and high production value short-form supplemental content)


Athleta-Ed Course Content: 6-Minute Snippet (Time Value o...
Watch later
Share
Stocks are investments:
More volatile than bonds
Stocks are a share of company earnings

(6-Minute Snippet of Full Course Module)

SUPPLEMENTAL CONTENT - INDUSTRY INSIGHTS
BUSINESS THROUGH THE LENS OF SPORTS

- High production value short-form videos (live and recorded lectures)

- Examples from the sports industry related to course topics designed to drive learning outcomes


Charles Baker on Business of Sports
Watch later
Share
UCLAAnderson
THINK IN THE NEXT
UCLAAnderson
THINK IN THE NEXT

(30-Second Snippet of Full Guest Lecture)


Akshay Khanna on Media Revenue
Watch later
Share
UCLAAnderson
THINK IN THE NEXT
UCLAAnderson
THINK IN THE NEXT
UCLAAnderson
THINK IN THE NEXT
UCLAAnderson

(50-Second Snippet of Full Guest Lecture)

Athleta-Ed launched **the first accredited fully online undergraduate course by a top-20 ranked business school in Summer 2019**. The company offers a unique product and delivery model that provides significant value to universities and students. **The core offering is a digital video textbook that is licensed to academic partners**. Athleta-Ed develops the syllabus and course videos created in collaboration with faculty from top academic institutions and sports leaders who have teaching experience. <u>We are able to take universities online at a cheaper cost in a shorter period of time with an online course that is far more engaging than what a university can offer in-house</u>.

Where we are today and where we plan to go

After two years of hard work, Athleta-Ed has achieved significant milestones:

> *- 10 undergrad business courses to partner with UCLA and other b-schools*
> *- 6 professional studies courses to partner with industry*
> *- Validated product market fit*
> *- Active discussions with potential academic and sports industry partners*
> *- Founding team with world-class background to execute the strategy*

After establishing ourselves as an ed-tech leader across a number of key metrics (enrollment, operating margins, cost of student acquisition, student course completion, student retention, and placement within the global sports industry), there are several directions Athleta-Ed can go in terms of expanding its curriculum and services. Additionally, the company can create specific verticals for higher ed, professional studies and K-12 (where the founder has expertise).

We're a passionate team backed by an equally passionate group of investors and advisors. We're excited to connect with you.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Athleta-Ed teaches business through the lens of sports (e.g., Accounting taught with the balance sheet of the Green Bay Packers or Manchester United). We partner with business schools and sports leaders to create more engaging content for accredited undergraduate courses and certificate professional studies / exec ed courses.

Where will your company be in 5 years?

We hope to be a global ed-tech platform that partners with top-ranked universities and sports industry leaders (executives, athletes, and coaches) to create unique business or sports content. This will position us to achieve our mission to teach better and have a significant social impact. These projections cannot be guaranteed.

Why did you choose this idea?

Huge market opportunity and huge potential for social impact. To be one of the leaders in the future of education and the future of work. To teach better.

Why the connection between business education and sports?

1) By targeting student-athletes at the top-ranked universities, we are able to drive academic partnerships, which creates opportunities for student-athletes AND non-athletes (much larger market opportunity);

2) Concern for student-athletes at athletic departments creates pressure on business schools to offer courses though they do not have the capacity, resources, or faculty support to create. Athleta-Ed provides the solution;

3) By teaching complex business concepts through sports examples, we will create more engaging content and therefore, drive greater learning outcomes. These projections cannot be guaranteed;

4) The market for students interested in the business of sports is very large:
-> Non-athletes: 30% of the world are rabid sports fans = 6 million undergraduate students in US
-> Athletes: 500K NCAA athletes + 2M club sports = 2.5M (13% of all undergrad students).